Filed Pursuant to Rule 433
Registration Statement No. 333-285483
Issuer Free Writing Prospectus dated March 4, 2025

VeriSign, Inc.
$500,000,000
5.250% Senior Notes due 2032

March 4, 2025

This pricing term sheet relates only to VeriSign, Inc.’s offering of its 5.250% Senior Notes due 2032 and should be read together with the Preliminary Prospectus Supplement dated March 4, 2025 (the “Preliminary Prospectus Supplement”) and the accompanying Prospectus dated March 3, 2025. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	VeriSign, Inc.
Security:	5.250% Senior Notes due 2032
Anticipated Ratings (Moody’s/S&P)*:	Baa3 / BBB
Principal Amount:	$500,000,000
Maturity Date:	June 1, 2032
Interest Rate:	5.250%
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2025
Public Offering Price:	99.581% of principal amount
Yield to Maturity:	5.322%
Spread to Benchmark Treasury:	+ 125 bps
Benchmark Treasury:	UST 4.125% due February 29, 2032
Benchmark Treasury Price / Yield:	100-10 ¼ / 4.072%
Make-Whole Call:	T+20 bps prior to April 1, 2032
Par Call:	On or after April 1, 2032

Change of Control Repurchase Event:	Put @ 101% of principal plus accrued and unpaid interest
Trade Date:	March 4, 2025
Settlement Date:
T+5; March 11, 2025
We expect that delivery of the notes will be made against payment therefor on or about March 11, 2025, which is the fifth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day immediately before settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Denominations/Multiple:	$2,000 x $1,000
CUSIP / ISIN:	92343E AQ5 / US92343EAQ52
Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. U.S. Bancorp Investments, Inc.
Use of Proceeds:
The Issuer intends to use the net proceeds from this offering, together with cash on hand, to repay its $500 million aggregate principal amount of 5.25% Senior Notes due 2025 upon their maturity on April 1, 2025.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Verisign and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, BofA Securities, Inc. at (800) 294-1322 or U.S. Bancorp Investments, Inc. at (877) 558-2607.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.